Exhibit 99.5

22 December 2003

InterContinental Hotels Group PLC
Board Change

Further to the announcement on 31st October 2003, InterContinental Hotels Group PLC (IHG) confirms that, effective from 1st January 2004, David Webster will become non-executive chairman of the Group, succeeding Sir Ian Prosser.

Richard North, chief executive, said: “I am delighted that David is taking up the role of non-executive chairman. Since he joined the IHG Board in April earlier this year, the Group has benefited from his extensive retail experience and proven track record of running a FTSE 100 company. I look forward to continuing to work with him. At the same time, I thank Ian most sincerely for his wise counsel and support and wish him all the best for the future.”

Sir Ian Prosser said: “The transformation of Bass PLC, culminating in the creation of the InterContinental Hotels Group, the world’s most global hotel company, is now complete. Accordingly, it is an appropriate time for me to hand over to a new chairman. David will be an excellent chairman of a high quality board and I am confident that the Group, under the leadership of Richard North and his executive team, will continue to flourish.”

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For further information, please contact:

Dee Cayhill, Corporate Affairs	01753 410423
Kathryn Holland, Corporate Affairs	01753 410425

InterContinental Hotels Group PLC
Board Change
Cont.

Note to Editors

About David Webster:

David Webster, 58, developed Oriel Foods in 1973 where he was Finance Director until the end of 1976, after several years with Samuel Montagu.  Oriel Foods was sold to RCA Corporation in 1974. In 1977, he co-founded the Argyll Group (renamed Safeway in 1996) and helped build it into a FTSE 100 company. He took over as Chairman of Safeway in April 1997. In 1993, he became a non-executive Director at Reed Elsevier before retiring from the board in April 2002.

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)], owns, manages, leases or franchises, through various subsidiaries, more than 3,300 hotels and 520,000 guest rooms in nearly 100 countries and territories around the world (www.ichotelsgroup.com). The Group owns a portfolio of well recognised and respected hotel brands including InterContinental Hotels & Resorts, Crowne Plaza Hotels & Resorts, Holiday Inn, Express by Holiday Inn and Staybridge Suites, and also has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

InterContinental Hotels Group offers information and reservations capability on the Internet – www.intercontinental.com for InterContinental Hotels & Resorts, www.crowneplaza.com for Crowne Plaza Hotels & Resorts, www.holiday-inn.com for Holiday Inn hotels, www.hiexpress.com for Express by Holiday Inn hotels, www.staybridge.com for Staybridge Suites by Holiday Inn hotels and, for the Group’s rewards programme, www.priorityclub.com

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.pressoffice.ihgplc.com